Exhibit 11

Statement re Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with ASC 260, Earnings Per Share. The two-class method is an allocation of earnings between the holders of common stock and a company’s participating security holders. Our outstanding nonvested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at December 31, 2014 or 2013.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the year ended December 31, 2014 as the vesting conditions had not been satisfied. No such restricted stock units existed in 2013 or 2012.

	For the twelve months ended December 31,
	2014	2013	2012
Numerator:
Net income	$53,200	$74,034	$34,304
Less: distributed earnings allocated to nonvested restricted stock	(114)	-	-
Less: undistributed earnings allocated to nonvested restricted stock	(258)	-	-
Numerator for basic earnings per share	$52,828	$74,034	$34,304
Effect of dilutive securities:
Add: undistributed earnings allocated to nonvested restricted stock	258	-	-
Less: undistributed earnings reallocated to nonvested restricted stock	(258)	-	-
Numerator for diluted earnings per share	$52,828	$74,034	$34,304
Denominator:
Weighted average shares outstanding - basic	43,357,602	43,237,513	41,366,860
Effect of dilutive securities:
Stock options and other awards	34,409	39,418	140,800
Weighted average shares outstanding – diluted	43,392,011	43,276,931	41,507,660

Basic earnings per share	$1.22	$1.71	$0.83
Diluted earnings per share	$1.22	$1.71	$0.83

Certain options to purchase FutureFuel’s common stock were not included in the computation of diluted earnings per share for years ended December 31, 2014 and 2012 because they were anti-dilutive in the period. The weighted number of options excluded on this basis was 25,000 and 180,000, respectively. No options to purchase shares of FutureFuel’s common stock were excluded from the computation of diluted earnings per share for the year ended December 31, 2013.